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R. David Patton                                               Direct Dial: 404-881-7951                   E-mail: dave.patton@alston.com

August 16, 2007

Mr. James Allegretto
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:

Mohawk Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006, Filed February 26, 2007
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007,
Filed May 10, 2007 and August 1, 2007
File No. 1-13697

Dear Mr. Allegretto:

   In connection with the review by the Securities and Exchange Commission of the above referenced filings of Mohawk Industries, Inc. (the "Company") set forth below are the Company's responses to the Staff's comments contained in the letter dated August 2, 2007 to Frank H. Boykin, Chief Financial Officer of the Company.

Form 10-K for the Fiscal year Ended December 31, 2006

Business

General, page 3

  In future filings, please expand your discussion to provide the information required under Item 101(c)(1)(i) of Regulation S-K pertaining to your principal products for each of the last three fiscal years.

Response:  The Company has three categories of similar products accounting for 10% or more of consolidated revenue in the last three fiscal years.  These three categories are: (1) Soft surface, which includes carpets, rugs, carpet pad and resilient; (2) Tile, which includes ceramic tile, porcelain tile and natural stone; and (3) Wood, which includes laminate, hardwood, roofing panels and wood-based panels.  In response to this comment, the Company will include disclosure required under Item 101(c)(1)(i) of Regulation S-K for these three categories in future filings.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

Mr. James Allegretto
August 16, 2007

Income Taxes, page 59

  Please provide us with a description of the nature of the "Belgium Notional interest" reconciling item included in the tabular presentation at page 60 of the differences between the amounts of income tax expense attributable to earnings before income taxes and the amounts computed by applying the U.S. statutory federal income tax rate to earnings before income taxes.

Response:  Effective for tax years beginning in 2006, Belgian tax law permits a corporate tax deduction based on a Belgian company's equity multiplied by a published government interest rate.  The Belgium Notional Interest reconciling item included on page 60 quantifies the Company's consolidated deduction pursuant to these provisions.

Commitment and Contingencies, page 62

  We note your disclosure that you believe that "adequate provisions for resolution of all claims and pending litigation have been made for probable losses and that the ultimate outcome of these actions will not have a material adverse effect on [your] financial condition but could have a material effect on [your] results of operations in a given quarter or annual period."  Particularly with regard to the legal proceeding you cite as material, please expand your discussion to disclose the amounts of reserves you have recorded.  Also ensure that you have provided all applicable disclosures under paragraphs 8-10 of SFAS 5 including an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

Response:  The Company believes that it has properly accrued for the Williams case pursuant to Statement of Financial Accounting Standards No. 5 ("SFAS No. 5") and provided the disclosures required by SFAS No. 5.  As required by paragraph 8 of SFAS No. 5, the Company has accrued a reasonable estimate of the probable loss pursuant to the Williams case.  Pursuant to paragraph 9 of SFAS No. 5, the Company's management believes that disclosure of the specific amount of the accrual the Company has made pursuant to the provisions of SFAS No. 5 is not necessary for the Company's consolidated financial statements not to be misleading.  Further, the Company respectfully submits that disclosure of the specific amount of the accrual will impair the Company's ability to effectively defend itself and minimize the amount of any loss in the Williams case.  As the Company continues to vigorously defend itself against this action, it will continue to evaluate the likelihood of an additional loss in excess of the amount accrued to date for the Williams case and, to the extent an additional significant loss becomes reasonably possible, will provide the disclosures required by paragraph 10 of SFAS No. 5.

Mr. James Allegretto
August 16, 2007

Controls and Procedures, page 67

  We note your statement that management does not expect that "[your] disclosure controls and procedures or your internal control over financial reporting will prevent all errors and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met."  Please confirm, if true, that your controls and procedures were designed at the reasonable assurance level and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  If so, please revise your disclosure accordingly in future filings.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures included in your current disclosure. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

Response:  The language quoted by the Staff in its comment and contained in the Company's Form 10-K is intended to educate the reader as to the limitations inherent in any company's disclosure controls and procedures.  We respectfully submit that the process undertaken by the Company and its Chief Executive Officer and Chief Financial Officer meets the applicable legal requirements and guidance relating to the evaluation of disclosure controls and procedures.  The Company hereby confirms that its controls and procedures were designed at the reasonable assurance level and its principal executive officer and principal financial officer concluded that its disclosure controls and procedures were effective at the reasonable assurance level.  The Company will revise its disclosure in future filings to make it clear that its disclosure controls and procedures were designed to provide "reasonable assurance . . ." as requested by the Staff.

            In connection with these responses to the Staff's comments, the Company acknowledges that:

            •           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

            •           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            •           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James Allegretto
August 16, 2007

Thank you for your consideration of the Company's responses to the Staff's comments and we appreciate your review and assistance.  If you have any questions regarding these responses, please do not hesitate to call the undersigned (404-881-7951) or James T. Lucke, General Counsel of Mohawk (706) 624-2660.

Very truly yours,

/s/: R. David Patton
       R. David Patton
cc:	Regina Balderas (Securities and Exchange Commission) Frank H. Boykin (Mohawk Industries, Inc.) James T. Lucke (Mohawk Industries, Inc.)